Exhibit 99.1

September 18, 2024

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington, D.C. 20549

Re: Lucas GC Limited

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated September 18, 2024, of Lucas GC Limited (“the Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to and, therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Respectfully submitted,

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, New York

September 18, 2024